October 28, 2011

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael R. Clampitt
Matt McNair

Re:	Sterling Financial Corporation
Post-Effective Amendment No. 6 to Registration Statement on
Form S-1 on Form S-3
Filed on October 13, 2011
File No. 333-169579

Ladies and Gentlemen:

Sterling Financial Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 20, 2011 relating to the Company’s Post-Effective Amendment No. 6 to Registration Statement on Form S-1 on Form S-3 (File No. 333-169579) filed with the Commission on October 13, 2011.

Simultaneously herewith, the Company is filing via EDGAR Post-Effective Amendment No. 7 to the registration statement (“Amendment No. 7”).

In this letter, we have restated the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Exhibit 5.1

1.	Please arrange for counsel to remove the assumption in the third full paragraph of the opinion regarding changes in law affecting the validity of the issuance of the securities that may occur at or prior to the time of delivery of any securities.

An updated opinion of counsel has been filed with Amendment No. 7.

Exhibit 5.2

2.	We note the last sentence of the opinion in which counsel states that the opinion “is rendered solely to [the board].” Such limitations on reliance are inappropriate since purchasers of the securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please arrange for counsel to revise the opinion accordingly.

An updated opinion of counsel has been filed with Amendment No. 7.

3.	We note that the opinion is limited to the law of the jurisdiction governing the warrant agreements. However, counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Please arrange for counsel to either remove the qualification as to jurisdiction or engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Refer to Section II.B.1.e and f of Staff Legal Bulletin No. 19.

An updated opinion of counsel has been filed with Amendment No. 7.

* * * * *

Please feel free to contact me at 509-838-7239 should you have any questions or additional comments.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/ Andrew J. Schultheis

Andrew J. Schultheis
Executive Vice President and General Counsel

cc (w/o encl.):	Patrick J. Rusnak, CFO
Sterling Financial Corporation

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP

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